SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Unaudited Interim Condensed

Consolidated Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2022

Gol Linhas Aéreas Inteligentes S.A.

Unaudited interim condensed consolidated financial statements

September 30, 2022

Contents

Consolidated statements of financial position	2
Consolidated statements of operations	4
Consolidated statements of comprehensive income (loss)	5
Consolidated statements of changes in equity	6
Consolidated statements of cash flows	7
Notes to the unaudited interim condensed consolidated financial statements	9

Consolidated statements of financial position September 30, 2022 and December 31, 2021 (In thousands of Reais - R$)

Assets	Note	September 30, 2022	December 31, 2021

Current assets
Cash and cash equivalents	6	149,173	486,258
Financial investments	7	345,313	291,363
Trade receivables	8	951,337	850,683
Inventories	9	419,739	269,585
Deposits	10	394,305	191,184
Advance to suppliers and third parties	11	382,232	270,342
Recoverable taxes	12	226,907	176,391
Derivative assets	31.2	22,981	4,936
Other credits and amounts		195,449	147,299
Total current assets		3,087,436	2,688,041

Non-current assets
Financial investments	7	93,171	82,326
Deposits	10	1,773,817	1,757,842
Advance to suppliers and third parties	11	69,785	76,138
Recoverable taxes	12	21,717	72,976
Deferred taxes	13	71,573	75,799
Derivative assets	31.2	20,700	109,124
Other credits and amounts		21,845	41,718
Property, plant and equipment	14	9,480,501	7,675,170
Intangible assets	15	1,861,189	1,823,209
Total non-current assets		13,414,298	11,714,302

Total		16,501,734	14,402,343

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

Consolidated statements of financial position September 30, 2022 and December 31, 2021 (In thousands of Reais - R$)

Liabilities and equity (deficit)	Note	September 30, 2022	December 31, 2021

Current liabilities
Loans and financing	16	869,397	634,614
Leases	17	2,252,976	2,057,687
Suppliers	18	1,980,367	1,820,056
Suppliers – factoring	19	29,941	22,733
Salaries, wages and benefits		514,389	374,576
Taxes payable	20	245,423	122,036
Landing fees		1,115,409	911,174
Advance ticket sales	21	3,715,259	2,670,469
Mileage program	22	1,534,839	1,298,782
Advances from customers		133,744	237,092
Provisions	23	925,489	477,324
Derivatives liabilities	31.2	482	-
Other liabilities		365,730	455,251
Total current liabilities		13,683,445	11,081,794

Non-current liabilities
Loans and financing	16	10,520,485	11,265,416
Leases	17	9,827,989	8,705,297
Suppliers	18	54,154	78,914
Salaries, wages and benefits		248,993	25,919
Taxes payable	20	175,285	24,414
Landing fees		238,605	277,060
Mileage program	22	321,145	318,349
Provisions	23	2,736,343	3,109,998
Deferred taxes	13	14,046	411
Other liabilities		404,687	568,449
Total non-current liabilities		24,541,732	24,374,227

Equity (deficit)
Capital stock	24.1	4,040,397	4,039,112
Advances for future capital increase		-	3
Treasury shares	24.2	(38,911)	(41,514)
Capital reserves		1,165,672	208,711
Equity valuation adjustments		(891,310)	(1,053,082)
Accumulated losses		(25,999,291)	(24,206,908)
Total deficit		(21,723,443)	(21,053,678)

Total liabilities and deficit		16,501,734	14,402,343

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

Consolidated statements of operations Nine-month periods ended on September 30, 2022 and 2021 (In thousands of Reais - R$, except Basic and Diluted income (loss) per share)

	Note	September 30, 2022	September 30, 2021
Revenue
Passenger		9,767,176	4,071,282
Mileage program, cargo and other		704,937	439,768
Total revenue	28	10,472,113	4,511,050

Salaries, wages and benefits		(1,610,636)	(1,438,473)
Aircraft fuel		(4,439,660)	(1,614,834)
Landing fees		(540,399)	(304,382)
Aircraft, traffic and mileage servicing		(648,569)	(574,953)
Passenger service expenses		(606,012)	(370,549)
Sales and marketing		(611,776)	(231,837)
Maintenance, materials and repairs		(380,056)	(487,732)
Depreciation and amortization		(1,258,313)	(953,653)
Other income (expenses), net		(450,740)	(619,842)
Total operating costs and expenses		(10,546,161)	(6,596,255)

Loss before financial results and income tax and social contribution		(74,048)	(2,085,205)

Financial results
Financial income	29	110,499	28,998
Financial expenses	29	(2,452,018)	(1,561,487)
Derivative financial instruments	29	5,095	183,200
Total financial income (expenses), net		(2,336,424)	(1,349,289)

Loss before monetary and foreign exchange rate variation, net and income tax and social contribution		(2,410,472)	(3,434,494)

Monetary and foreign exchange rate variation, net	29	642,787	(1,100,268)

Loss before income tax and social contribution		(1,767,685)	(4,534,762)

Income tax and social contribution
Current		(6,769)	(48,944)
Deferred		(17,929)	209,224
Total taxes loss	13	(24,698)	160,280

Loss for the period		(1,792,383)	(4,374,482)

Income (Loss) attributable to:
Equity holders of the parent company		(1,792,383)	(4,412,215)
Non-controlling interest shareholders		-	37,733

Basic and diluted loss per share	25
Per common share		(0.126)	(0.338)
Per preferred share		(4.418)	(11.893)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

Consolidated statements of comprehensive income (loss) Nine-month periods ended on September 30, 2022 and 2021 (In thousands of Reais - R$)

	September 30, 2022	September 30, 2021

Loss for the period	(1,792,383)	(4,374,482)

Other comprehensive (loss) income – items that are or may be reclassified subsequently to profit or loss

Cash flow hedge, net of income tax and social contribution	164,429	402,639
Cumulative adjustment of conversion into subsidiaries	(2,657)	773
	161,772	403,412

Total comprehensive loss for the period	(1,630,611)	(3,971,070)

Comprehensive income (loss) attributable to:
Equity holders of the parent company	(1,630,611)	(4,009,075)
Non-controlling interest shareholders	-	38,005

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Consolidated statements of changes in equity Nine-month periods ended on September 30, 2022 and 2021 (In thousands of Reais - R$)

				Capital reserves			Equity valuation adjustments
	Capital stock	Advances for future capital increase	Treasury shares	Premium on transfer of shares	Special premium reserve of subsidiary	Share- based payments	Cash flow hedge reserve	Post-employment benefits	Cumulative adjustment of conversion into subsidiaries	Effects from changes in the equity investments	Accumulated losses	Deficit attributable to equity holders of the parent company	Non-controlling interests	Total
Balances as of December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other comprehensive income, net	-	-	-	-	-	-	402,639	-	501	-	-	403,140	272	403,412
Net income (loss) for the period	-	-	-	-	-	-		-	-	-	(4,412,215)	(4,412,215)	37,733	(4,374,482)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	402,639	-	501	-	(4,412,215)	(4,009,075)	38,005	(3,971,070)
Stock options	-	-	-	-	-	15,125	-	-	-	-	-	15,125	263	15,388
Capital increase by exercising stock option	2,088	(1,168)	-	-	-	-	-	-	-	-	-	920	-	920
Interim dividends distributed by the subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Sale of treasury shares	-	-	867	(279)	-	-	-	-	-	-	-	588	-	588
Transfer of treasury shares	-	-	19,834	(6,198)	-	(13,636)	-	-	-	-	-	-	-	-
Acquisition of interest from non-controlling shareholders	606,839	-	-	-	744,450	-	-	-	-	(909,980)	-	441,309	(441,309)	-
Redemption of preferred shares	-	-	-	-	(744,450)	-	-	-	-	-	-	(744,450)	-	(744,450)
Capital increase	423,061	-	-	-	-	-	-	-	-	-	-	423,061	-	423,061
Balances as of September 30, 2021	4,041,424	12	(41,514)	11,020	83,229	108,009	(908,437)	(26,669)	1,065	(150,168)	(21,397,585)	(18,279,614)	-	(18,279,614)

Balances as of December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
Other comprehensive income (loss), net	-	-	-	-	-	-	164,429	-	(2,657)	-	-	161,772	-	161,772
Loss for the period	-	-	-	-	-	-	-	-	-	-	(1,792,383)	(1,792,383)	-	(1,792,383)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	164,429	-	(2,657)	-	(1,792,383)	(1,630,611)	-	(1,630,611)
Share-based payments expense	-	-	-	-	-	13,182	-	-	-	-	-	13,182	-	13,182
Capital increase by exercising stock option (Note 24.1)	1,285	(3)	-	-	-	-	-	-	-	-	-	1,282	-	1,282
Capital increase (Note 24.1)	-	-	-	946,345	-	-	-	-	-	-	-	946,345	-	946,345
Transfer of treasury shares (Note 26.2)	-	-	2,566	(1,515)	-	(1,051)	-	-	-	-	-	-	-	-
Sale of treasury shares	-	-	37	-	-	-	-	-	-	-	-	37	-	37
Balances as of September 30, 2022	4,040,397	-	(38,911)	955,850	83,229	126,593	(754,372)	14,855	(1,625)	(150,168)	(25,999,291)	(21,723,443)	-	(21,723,443)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Consolidated statements of cash flows Nine-month period ended on September 30, 2022 and 2021 (In thousands of Reais - R$)

	September 30, 2022	September 30, 2021

Loss for the period	(1,792,383)	(4,374,482)
Adjustments to reconcile loss to net cash flows from operating activities
Depreciation – aeronautical ROU	806,750	444,760
Depreciation and amortization – others	451,563	508,893
Allowance for expected loss on trade receivables	(557)	165
Provision for inventory obsolescence	575	57
Provision for maintenance deposit and reserve	6,284	274,918
Provision for losses on advance to suppliers and third parties	(1,087)	(4,705)
Adjustment to present value of provision for aircraft return	153,747	67,035
Deferred taxes	17,929	(209,224)
Result of transactions with property, plant and equipment and intangible assets	43,340	2,495
Sale-leaseback gains	(133,053)	-
Recognition of provisions and contingencies	273,023	849,383
Foreign exchange and monetary variation, net	(642,122)	1,041,209
Interest, costs, discounts and premiums on loans and financing and leases	1,732,379	1,362,644
Result of derivatives recognized in profit or loss	79,125	(127,185)
Provision for labor obligations	-	142,467
Share-based payments	13,182	15,388
Recovery of one-off credits	-	(57,422)
Other provisions	(4,020)	(4,127)
Adjusted net income	1,004,675	(67,731)

Changes in operating assets and liabilities:
Financial investments	(55,415)	(43,331)
Trade receivables	(105,575)	100,754
Inventories	(150,729)	(43,420)
Deposits	(258,447)	(85,535)
Advance to suppliers and third parties	(116,271)	51,127
Recoverable taxes	743	284,918
Variable and short-term leases	1,574	21,884
Suppliers	144,533	156,885
Suppliers – forfaiting	7,208	23,629
Salaries, wages and benefits	362,887	(75,641)
Taxes obligation	274,815	24,646
Landing fees	165,780	10,697
Advance from ticket sales	1,044,790	246,232
Mileage program	238,853	(5,788)
Advances from customers	(103,348)	60,834
Provisions	(303,017)	(424,372)
Derivatives	(56,872)	131,897
Other assets and liabilities, net	(171,909)	462,699
Interest paid	(737,437)	(585,199)
Income tax and social contribution paid	(557)	(42,782)
Net cash flows from operating activities	1,186,281	202,403

Financial investments in subsidiary – Smiles	-	648,896
Advances for property, plant and equipment acquisition, net	(156,081)	(220,757)
Acquisition of property, plant and equipment	(507,524)	(195,331)
Sale-leaseback transactions received	69,819	-
Acquisition of intangible assets	(91,898)	(122,462)
Net cash flows from (used in) investing activities	(685,684)	110,346

7

Consolidated statements of cash flows Nine-month period ended on September 30, 2022 and 2021 (In thousands of Reais - R$)

	September 30, 2022	September 30, 2021
Loans and financing issued, net of costs	110,000	2,272,725
Loans and financing payments	(268,960)	(672,628)
Payments of lease liabilities – aeronautical RoU	(1,586,217)	(912,287)
Payments of lease liabilities – others	(30,453)	(11,602)
Acquisition of interest from non-controlling shareholders	-	(744,450)
Dividends and interest on shareholders’ equity paid to non-controlling shareholders	-	(260,131)
Capital increase by shareholders	947,627	423,061
Shares to be issued	-	920
Sale of treasury shares	37	588
Net cash flows from (used in) financing activities	(827,966)	96,196

Foreign exchange variation on cash held in foreign currencies	(9,716)	(28,417)

Increase (Decrease) in cash and cash equivalents	(337,085)	380,528

Cash and cash equivalents at the beginning of the year	486,258	662,830
Cash and cash equivalents at the end of the period	149,173	1,043,358

The transactions that don’t affect cash and cash equivalents are presented in Note 32 of these unaudited interim condensed consolidated financial statements.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.	Operating context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which explores regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally; development of loyalty programs; services to maintain and repair aircraft, engines and parts; among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.	Corporate structure

The Company’s corporate structure and equity interest in the capital of its subsidiaries, on September 30, 2022, are shown below:

9

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Entity	Date of incorporation	Location	Principal activity	Type of control	% of interest in the capital stock in the capital stock
					September 30, 2022	December 31, 2021
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00
(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions. Thus, the assets and liabilities of these entities are consolidated in the parent company.

GTX S.A., directly controlled by the Company, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services by booking or selling airline tickets, accommodation, tourism packages, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.2.	Measures taken by Management regarding Covid-19 and the gradual resumption of demand

The first days of 2022 were impacted by a significant increase in the number of cases of Covid-19, with the spread of the "Omicron" variant, which led to the cancellation of flights by several companies in Brazil and in the world. Through its flexible business model based on a single type of fleet, GOL did not observe impacts on its operation in the period, with regularity above 99% and market leadership in domestic routes with 38.5% of market share in this month in January 2022.

The results of the third quarter demonstrate a consistent recovery in demand, started in the second quarter of 2022, and with plans to return to pre-pandemic levels in the coming quarters, with the Company having increased the domestic offer, measured by the ASK, in 28.1% on this quarter compared to the same period in 2021 and observed an increase of 27.4% in domestic demand, measured by RPK following the same comparison.

In order to keep up with the resumption of demand and increase its positioning in the regional market, the Company, in addition to inaugurating new routes in this market, also signed agreements with new partners and expanded frequencies on previously operated routes.

10

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies.

1.2.1    Impacts on the unaudited interim condensed consolidated financial statements

Throughout 2022, the operational network resumed and the offer normalized at levels close to 2019, however the result for the period bears the impacts of the pandemic period that led to a reduction in the network.

Like all other business organizations, the Company is unable to foresee the duration of the pandemic and the continued extent of the impacts caused by it on future business, results and cash generation. For this reason, when preparing these unaudited interim condensed consolidated financial statements, the Management considered the most recent forecasts available, duly reflected in the Company's business plans. In the period ended in September 30, 2022, no adjustment was needed regarding impairments on the Company’s Recoverable taxes, Deferred tax assets, Property, plant & equipment, and Intangible assets.

1.3.	Measures taken by Management regarding the Russian invasion of Ukraine

On February 24, 2022, Russia started a military invasion of Ukraine, marking a sharp escalation in the existing conflict between these countries. The invasion received widespread condemnation from the international community, including sanctions aimed at crippling the Russian economy.

As a result of the invasion, Brent and WTI oil and Heating Oil and Jet Fuel distillates prices rose sharply and remain quoted close to 100 dollars with differentials at historical highs, during the year 2022, with a direct impact on aircraft fuel expenses. In view of this increase, the Company uses its capacity management to optimize the pricing of its fares, increase productivity and cost optimization, in addition to evaluating protection strategies of future exposure and participate in sectoral negotiations in order to mitigate the impact on the operational margin.

1.4.	Capital structure and net working capital

On September 30, 2022, the net working capital is negative by R$10,596,009 (negative by R$8,393,753 on December 31, 2021). The variation is mainly related to the increase in advance ticket sales and mileage program, as of September 30, 2022 the amount of these obligations is R$5,250,098 (R$3,969,251 on December 31, 2021), which are expected to be substantially recognized with services provided by the Company.

On September 30, 2022, the Company also had a deficit attributed to equity holders of the parent company of R$21,723,443 (R$21,053,678 on December 31, 2021). The variation observed is mainly due to loss for the period, partially offset by the capital increase carried out in the context of the investment agreement with American Airlines (Note 1.5).

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 93.7% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 47.5% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past five years, Management has taken many measures to adapt the size of GOL’s fleet to demand, matching the supply of seats to the level of demand and thus keeping high load factors, reducing costs and adjusting its capital structure, as well as implementing initiatives to restructure its balance sheet.

11

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Our unaudited interim condensed consolidated financial statements have been prepared on the assumption of the Company as a going concern, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in conformity with the business plan prepared by Management, reviewed and approved by the Board of Directors annually.

Although there is still a substantial uncertainty about how long it will take the airline industry to recover, and that leads to material uncertainty about our ability to continue as a going concern, the unaudited interim condensed consolidated financial statements as of September 30, 2022, do not include any adjustment that may result from inability to continue operating.

1.5.	American Airlines investment agreement

In the period ended September 30, 2022, GOL and American Airlines formalized an agreement to expand their commercial cooperation, with an investment of R$948,320, paid in cash by American Airlines for 22,224,513 preferred shares of the Company.

As of this transaction, American Airlines has the right to appoint one member to the Company's Board of Directors for the next 3 years, having appointed Mr. Anmol Bhargava.

The exclusive codeshare agreement deepens the relationship between the two airlines, with greater travel opportunities for passengers and enhancements to the customer experience and GOL's competitive position on routes connecting North and South America.

1.6.	Acceleration of fleet transformation

Following the plan disclosed in the fiscal year ended December 31, 2021, GOL continued the execution of fleet transformation acceleration plan on September 30, 2022, receiving 16 Boeing 737-MAX aircraft though leasing contracts, 4 of which have purchase option.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several markets, operations are resuming pre-pandemic levels and macroeconomic variables linked to costs due to the oil barrel price significantly higher, there is an increased need to accelerate the replacement of the current fleet of 737 NG with the objective of operational efficiency gains.

In addition, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the fleet transformation, Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be compensated with deposits disclosed in Note 10.

12

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.7.	Landmark cargo and logistics services agreement

In April 2022, Company signed a 10-year cargo service agreement with Mercado Livre. The agreement includes a dedicated freighter fleet of six Boeing 737-800 with the possibility of including another six cargo aircraft by 2025, in the quarter ended September 30, 2022, the Company received the first two cargo aircraft, having started operations in September of 2022.

GOL’s agreement with Mercado Livre is part of the Company’s investment to serve the needs of the growing Brazilian e-commerce market. As a result, the Company plans to increase its range of services and available cargo carrying capacity in tonnes 2023 to generate additional incremental revenue.

1.8.	Agreement between Avianca’s controlling shareholder and main investors

On May 11, 2022, the Company received a notice from its controlling shareholder MOBI Fundo de Investimento em Ações Investimento no Exterior ("MOBI FIA") announcing the execution of a Master Contribution Agreement with the major shareholders of Investment Vehicle 1 Limited ("Avianca Holding"), including Kingsland International Group S.A., Elliott International L.P. and South Lake One LLC.

Under the terms of the Master Contribution Agreement, MOBI FIA will contribute with its shares in GOL and the Avianca Holding principal investors will contribute with their shares in Avianca Holding to create a private company incorporated under the laws of England and Wales. GOL and Avianca will continue to operate independently and maintain their respective brands and cultures.

The Transaction is subject to customary closing conditions set forth in the Master Contribution Agreement, including certain regulatory approvals. As of September 30, 2022, there are no impacts on the Company's unaudited interim condensed consolidated financial statements.

1.9.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes from Congonhas Airport in São Paulo to regional destinations, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The transaction closing is subject to other conditions, which have not yet been fulfilled. Therefore, on September 30, 2022, there are no impacts on the Company's unaudited interim condensed consolidated financial statements.

MAP will be acquired for R$28 million, to be paid upon satisfaction of all closing conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash to be paid in twenty-four monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial obligations.

This transaction should bring as main benefits: (i) expansion to new routes; (ii) offering higher seat density to historically underserved markets; and (iii) enhancing cost-efficient operations.

13

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

1.10.	Compliance program

On September 15, 2022, the Company entered into settlement agreements with the Comptroller General of Brazil (Controladoria Geral da União or “CGU”), the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) for the settlement of their investigations into payments made through GOL in 2012 and 2013 to politically exposed persons, including Brazilian government officials, resulting from a report by GOL in December 2016 to the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) as noted in the Company’s Form 20-F.

Under the settlement agreements in which the authorities recognized GOL’s cooperation and remedial acts, which included compliance program, internal controls, and anti-corruption procedures: (a) GOL agreed to pay a total amount of US$3.4 million to CGU (to be deducted from the payments due to the DOJ and SEC as described below); (b) DOJ agreed to a three-year deferred prosecution agreement in which no compliance monitor will be required and GOL agrees to report to DOJ annually for three years regarding remediation and implementation of compliance measures related to its anti-corruption policies, procedures, and practices; (c) GOL agreed to pay US$17.0 million to DOJ and US$24.5 million to SEC in fines, disgorgement, and pre-judgment interest related to certain payroll tax and fuel tax reductions in 2012 and 2013 that benefitted GOL along with other airlines and companies, of which total initial payments in an aggregate of US$12.6 million was paid to DOJ and SEC in September 2022 with the remainder of the payments due periodically over a two-year period; and (d) payment of up to US$3.4 million by GOL to CGU as described above will be credited by DOJ and SEC and can be deducted from the payments due to them.

2.	Management’s statement, basis for preparing and presenting the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s unaudited interim condensed consolidated financial statements were prepared using the Brazilian Real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified, when applicable.

The preparation of the Company’s unaudited interim condensed consolidated financial statements requires Management to make judgments, use estimates, and adopt assumptions affecting the stated amounts of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions, and estimates could give rise to results that require a material adjustment of the book value of certain assets and liabilities in future periods.

The Company is continually reviewing its judgments, estimates, and assumptions.

Management, when preparing these unaudited interim condensed consolidated financial statements, used the following disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2021, as well as the update of relevant information included in the annual financial statements related to the year ended December 31, 2021 disclosed on March 15, 2022.

14

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Management confirms that all the material information in these unaudited interim condensed consolidated financial statements are being demonstrated and corresponds to the information used by Management in the development of its business management activities.

The unaudited interim condensed consolidated financial statements have been prepared based on historical cost, with the exception of the following material items recognized in the statements of financial positions:

•	cash, cash equivalents and financial investments measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s unaudited interim condensed consolidated financial statements for the period ended September 30, 2022, has been prepared assuming that it will continue as a going concern, realizing assets and settling liabilities in the normal course of business, as per Note 1.4.

In order to maintain the comparability between the periods, the Company reviewed aggregations in the presentation of Financial results in the statement of operations related to nine-month period ended September 30, 2021, in accordance with IAS 1 - “Presentation of Financial Statements”.

3.	Approval of unaudited interim condensed consolidated financial statements

The approval and authorization for the issuance of these unaudited interim condensed consolidated financial statements took place at the Board of Directors’ meeting held on October 26, 2022.

4.	Summary of significant accounting practices

The unaudited interim condensed consolidated financial statements were prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements related to the year ended December 31, 2021, issued on March 15, 2022.

4.1.	New accounting standards and pronouncements adopted in the period

The following amendments to accounting standards became effective for periods beginning after January 1, 2022:

•	Onerous contracts – Costs of fulfilling a contract (Amendments to IAS 37);
•	Property, plant and equipment – Proceeds before intended use (Amendments to IAS 16);
•	Financial instruments - Fees in the ’10 per cent’ test for derecognition of financial liabilities (Amendments to IFRS 9);
•	Annual improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 16 and IAS 41); and
•	References to Conceptual Framework (Amendments to IFRS 3).

These changes did not impact the Company's unaudited interim condensed consolidated financial statements. Additionally, in the period ended September 30, 2022, no new standards or pronouncements were published which are expected to impact the Company's unaudited interim condensed consolidated financial statements. Finally, the Company did not opt for the early adoption of standards or pronouncements.

4.2.	Transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate change prevailing on the date on which the transactions take place. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and foreign exchange rate variation, net” in the statement of operations.

15

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The exchange rate changes in reais in effect on the base date of these unaudited interim condensed consolidated financial statements are as follows:

	Final Rate		Average Rate
	September 30, 2022	December 31, 2021	September 30, 2022	September 30, 2021
U.S. Dollar	5.4066	5.5805	5.1325	5.3317
Argentinian Peso	0.0367	0.0543	0.0433	0.0572

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, operations follow indicating the continuity of the resumption of operational numbers prior to the pandemic period, given the decline in the number of cases and deaths caused by Covid-19.

6.	Cash and cash equivalents

	September 30, 2022	December 31, 2021
Cash and bank deposits	140,155	116,123
Cash equivalents	9,018	370,135
Total	149,173	486,258

The breakdown of cash equivalents is as follows:

	September 30, 2022	December 31, 2021
Local currency
Private bonds	14	329,235
Automatic deposits	8,978	40,873
Total local currency	8,992	370,108

Foreign currency
Private bonds	26	27
Total foreign currency	26	27

Total	9,018	370,135

16

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

7.	Financial investments

	Weighted average rate (p.a.)	September 30, 2022	December 31, 2021
Local currency
Government bonds	91.9% of CDI	3,770	2,042
Private bonds	98.1% of CDI	291,673	288,056
Investment funds	78.6% of CDI	10,740	12,042
Total local currency		306,183	302,140

Foreign currency
Private bonds		-	33,570
Investment funds		132,301	37,979
Total foreign currency		132,301	71,549

Total		438,484	373,689

Current		345,313	291,363
Non-current		93,171	82,326

Of the total amount recorded on September 30, 2022, R$ 305,039 (R$333,984 on December 31, 2021), refer to investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

8.	Trade receivables

	September 30, 2022	December 31, 2021
Local currency
Credit card administrators	242,874	200,601
Travel agencies	395,856	439,698
Cargo agencies	43,457	27,418
Airline partner companies	16,488	11,921
Other	1,209	18,852
Total local currency	699,884	698,490

Foreign currency
Credit card administrators	109,188	77,379
Travel agencies	115,050	38,999
Cargo agencies	1,018	211
Airline partner companies	22,916	27,863
Other	22,004	27,021
Total foreign currency	270,176	171,473

Total	970,060	869,963

Allowance for expected loss on trade receivables	(18,723)	(19,280)

Total trade receivables	951,337	850,683

17

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for expected loss on trade receivables accounts, is as follows:

	September 30, 2022	December 31, 2021
Not yet due
Until 30 days	769,727	607,968
31 to 60 days	95,569	82,132
61 to 90 days	266	55,265
91 to 180 days	1,146	33,491
181 to 360 days	22,112	1,096
Above 360 days	5	379
Total not yet due	888,825	780,331

Overdue
Until 30 days	32,725	31,302
31 to 60 days	8,333	5,722
61 to 90 days	3,474	2,172
91 to 180 days	2,717	7,566
181 to 360 days	2,608	8,911
Above 360 days	12,655	14,679
Total overdue	62,512	70,352

Total	951,337	850,683

The changes in an expected loss on trade receivables are as follows:

	September 30, 2022	December 31, 2021
Balance at the beginning of the year	(19,280)	(18,047)
(Additions) Reversals	557	(1,233)
Balances at the end of the period	(18,723)	(19,280)

9.	Inventories

	September 30, 2022	December 31, 2021
Consumables	25,722	20,585
Parts and maintenance materials	331,849	201,470
Advances to suppliers	62,168	47,530
Total	419,739	269,585

The changes in the provision for obsolescence are as follows:

	September 30, 2022	December 31, 2021
Balances at the beginning of the year	(6,176)	(12,862)
Additions	(575)	(687)
Write-offs	957	7,373
Balances at the end of the period	(5,794)	(6,176)

10.	Deposits

	September 30, 2022	December 31, 2021
Maintenance deposits	1,144,670	1,000,995
Court deposits	589,799	575,917
Deposit in guarantee for lease agreements	433,653	372,114
Total	2,168,122	1,949,026

Current	394,305	191,184
Non-current	1,773,817	1,757,842

18

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

10.1.	Maintenance deposits

The Company makes deposits in U.S. dollars for the maintenance of aircraft and engines, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as according to the conditions established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until September 30, 2022, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance guarantee: refers to one-time deposits that are refunded at the end of the lease, and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on September 30, 2022 was R$278,224 (R$262,061 on December 31, 2021).

•	Maintenance reserve: refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On September 30, 2022, the balance referring to such reserves was R$866,446 (R$738,934 on December 31, 2021).

10.2.	Court deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until the resolution of the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Considering that Management does not believe that the Company is legally responsible for such claims and the release of the court deposits has been claimed.

10.3.	Deposits in guarantee for leases agreements

As required by the lease agreements, the Company makes guarantee deposits (in U.S. dollars) to the leasing companies, which can be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advance to suppliers and third parties

	September 30, 2022	December 31, 2021
Advance to domestic suppliers	227,713	255,024
Advances to international suppliers	161,762	42,524
Advance for materials and repairs	62,542	48,932
Total advances to suppliers	452,017	346,480

Current	382,232	270,342
Non-current	69,785	76,138
19

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

12.	Recoverable taxes

	September 30, 2022	December 31, 2021
IRPJ and CSLL prepayments	51,791	51,282
PIS and COFINS to recover	175,578	185,827
Value added tax (VAT) abroad	10,093	4,035
Other	11,162	8,223
Total	248,624	249,367

Current	226,907	176,391
Non-current	21,717	72,976

20

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

13.	Deferred taxes

13.1.	Deferred tax assets (liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	December 31, 2021	Statement of operations	Shareholders’ Equity(*)	September 30, 2022
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	50,385	-	-	50,385
Negative basis of social contribution	18,137	-	-	18,137
Temporary differences:
Allowance for expected loss on other credits	7,132	(4,263)	-	2,869
Provision for legal proceedings and tax liabilities	(94)	(31)	-	(125)
Others	239	-	68	307
Total deferred taxes – assets	75,799	(4,294)	68	71,573
Deferred taxes assets (liabilities) – GLA

Temporary differences:
Slots	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	(202,522)	(10,201)	-	(212,723)
Breakage provision	(197,246)	(83,832)	-	(281,078)
Goodwill amortization for tax purposes	(143,297)	(35,185)	-	(178,482)
Derivative transactions	(502)	17,163	-	16,661
Allowance for expected loss on trade receivable and other credits	209,141	(2,461)	-	206,680
Provision for aircraft and engine return	310,746	35,353	-	346,099
Provision for legal proceedings and tax liabilities	243,826	32,826	-	276,652
Aircraft leases and others	84,500	62,265	-	146,765
Others	48,169	(29,563)	-	18,606
Total deferred taxes – liabilities	(411)	(13,635)	-	(14,046)
Total effect of deferred taxes - Income (Expenses)	-	(17,929)	-	-

(*) Exchange rate change recognized in other comprehensive income.

21

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on September 30, 2022 from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	11,329
2023	21,522
2024	20,290
2025	14,816
2026	565
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	September 30, 2022	December 31, 2021
Accumulated income tax losses	13,985,827	12,076,378
Potential tax credit	4,755,181	4,105,969

The reconciliation of tax expenses and multiplying the loss before income tax and social contribution by the nominal tax rate for nine-month periods ended September 30, 2022 and 2021 is as follows:

	September 30, 2022	September 30, 2021
Loss before income tax and social contribution	(1,767,685)	(4,534,762)
Combined tax rate	34%	34%
Income at the statutory tax rate	601,013	1,541,819

Adjustments to calculate the effective tax rate:
Tax rate difference on results of offshore subsidiaries	(31,556)	(99,594)
Non-deductible expenses, net	(121,906)	(86,385)
Exchange rate change on foreign investments	14,649	(56,590)
Benefit (not constituted) on tax losses and temporary differences	(486,898)	(1,138,970)
Total income taxes	(24,698)	160,280

Income tax and social contribution
Current	(6,769)	(48,944)
Deferred	(17,929)	209,224
Total taxes loss	(24,698)	160,280

22

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

14.	Property, plant and equipment

The breakdown of and changes in property, plant and equipment are as follows:

		December 31, 2021							September 30, 2022
	Weighted average rate (p.a.)	Historical cost	Accumulated depreciation	Net opening balance	Additions	Contractual amendments	Depreciation	Write-offs and transferss	Net ending balance	Historical cost	Accumulated depreciation
Flight equipment
Aircraft - RoU(1) with purchase option	10.30%	-	-	-	1,150,661	-	(43,056)	-	1,107,605	1,150,661	(43,056)
Aircraft - RoU(1) with no purchase option	17.18%	7,127,628	(1,958,755)	5,168,873	1,220,587	(152,547)	(740,767)	(10,348)	5,485,798	8,111,343	(2,625,545)
Spare parts and engines - Own (3) (4)	7.15%	2,062,646	(963,949)	1,098,697	183,538	-	(108,581)	(6,087)	1,167,567	2,229,891	(1,062,324)
Spare parts and engines – RoU	31.38%	129,223	(62,908)	66,315	9,992	(378)	(22,927)	-	53,002	138,837	(85,835)
Aircraft and engine improvements	39.99%	3,143,372	(2,370,691)	772,681	347,688	-	(256,212)	(14,437)	849,720	3,312,175	(2,462,455)
Tools	10.00%	56,826	(32,327)	24,499	5,188	-	(2,950)	(15)	26,722	61,996	(35,274)
		12,519,695	(5,388,630)	7,131,065	2,917,654	(152,925)	(1,174,493)	(30,887)	8,690,414	15,004,903	(6,314,489)

Non-aeronautical property, plant and equipment
Vehicles	20.00%	11,076	(9,915)	1,161	201	-	(313)	-	1,049	11,277	(10,228)
Machinery and equipment	10.00%	62,837	(50,824)	12,013	1,138	-	(1,454)	(13)	11,684	63,199	(51,515)
Furniture and fixtures	10.00%	32,508	(22,024)	10,484	1,351	-	(1,441)	(4)	10,390	33,665	(23,275)
Computers, peripherals and equipment	19.73%	49,636	(40,869)	8,767	3,598	-	(2,716)	(11)	9,638	51,722	(42,084)
Computers, peripherals and equipment – RoU	31.47%	23,210	(20,251)	2,959	1,816	-	(2,635)	-	2,140	25,026	(22,886)
Third-party property improvements	20.27%	183,345	(166,832)	16,513	3	-	(7,354)	-	9,162	183,300	(174,138)
Third-party properties – RoU	7.97%	28,819	(24,186)	4,633	171,084	52,725	(14,027)	-	214,415	252,135	(37,720)
Construction in progress	-	15,410	-	15,410	1,272	-	-	-	16,682	16,682	-
		406,841	(334,901)	71,940	180,463	52,725	(29,940)	(28)	275,160	637,006	(361,846)

Impairment losses (2)	-	(26,854)	-	(26,854)	5,450	-	-	-	(21,404)	(21,404)	-
Total property, plant and equipment in use		12,899,682	(5,723,531)	7,176,151	3,103,567	(100,200)	(1,204,433)	(30,915)	8,944,170	15,620,505	(6,676,335)

Advances to suppliers	-	499,019	-	499,019	156,081	-	-	(118,769)	536,331	536,331	-
Total		13,398,701	(5,723,531)	7,675,170	3,259,648	(100,200)	(1,204,433)	(149,684)	9,480,501	16,156,836	(6,676,335)

(1)	Right of Use (“RoU”).
(2)	Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of expected future benefits.
(3)	On September 30, 2022, the balance of spare parts is granted as a guarantee to the Senior Secured Notes 2026, as per Note 16.
(4)	On September 30, 2022, 19 Company's engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

23

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

15.	Intangible assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2021						September 30, 2022
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Write-offs and transfers	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	-	1,038,900	1,038,900	-
Softwares	38.70%	508,650	(268,476)	240,174	91,898	(52,380)	(38)	279,654	571,402	(291,748)
Others	20.00%	10,000	(8,167)	1,833	-	(1,500)	-	333	10,000	(9,667)
Total		2,099,852	(276,643)	1,823,209	91,898	(53,880)	(38)	1,861,189	2,162,604	(301,415)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs. On September 30, 2022, no indications of impairment on the cash-generating unit were identified.

In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

24

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

16.	Loans and financing

The breakdown of and changes in short and long-term loans and financing are as follows:

			December 31, 2021										September 30, 2022
	Maturity	Interest rate p.a.	Current	Non-current	Total	Funding	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	18.76%	109,519	1,055,249	1,164,768	-	-	(35,140)	139,660	(163,622)	-	11,339	1,117,005	512,707	604,298
Working capital – Lines of credit (b)	10/2025	18.76%	48,239	9,757	57,996	110,000	-	(38,991)	4,842	(5,105)	-	-	128,742	68,056	60,686

Foreign currency contracts
Financing with Ex-lm Bank (d)	12/2022	3.56%	99,396	-	99,396	-	-	(91,231)	1,325	(920)	(9,909)	1,339	-	-	-
Import financing (c)	01/2023	10.46%	138,034	-	138,034	-	-	(51,889)	6,763	(6,166)	(6,301)	-	80,441	80,441	-
ESN 2024 (e)	07/2024	3.75%	40,764	1,947,463	1,988,227		(128,421)	-	152,622	(84,037)	(62,484)	7,184	1,873,091	17,952	1,855,139
Spare engine facility (f)	09/2024	6.00%	24,651	125,106	149,757	-	-	(17,321)	3,422	(3,478)	(5,387)	211	127,204	23,877	103,327
Senior notes 2025 (g)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	-	175,147	(239,917)	(113,063)	6,895	3,533,840	41,000	3,492,840
Senior secured notes 2026 (h)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	-	200,168	(136,188)	(106,728)	47,487	3,456,716	70,286	3,386,430
Loan facility (i)	03/2028	6.26%	50,471	218,040	268,511	-	-	(34,388)	8,171	(8,354)	(10,558)	191	223,573	37,888	185,685
Perpetual bonds (j)	-	8.75%	17,743	858,843	876,586	-	-	-	51,848	(52,064)	(27,100)	-	849,270	17,190	832,080
Total			634,614	11,265,416	11,900,030	110,000	(128,421)	(268,960)	743,968	(699,851)	(341,530)	74,646	11,389,882	869,397	10,520,485

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(d)	Financing to perform engine maintenance with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(e)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs").
(f)	Loan backed by the Company's own engines, with maturity in 2024.
(g)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(h)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(i)	Loans with a guarantee of 5 engines in total, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(j)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.
25

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

On September 30, 2022 total loans and financing of the consolidated included funding costs and premiums totaling R$175,075 (R$250,393 on December 31, 2021) that will be amortized over the life of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$22,751 on September 30, 2022 (R$162,568 on December 31, 2021).

16.1.	New funding and renegotiations during the period ended on September 30, 2022

The renegotiations detailed below were evaluated under IFRS 9 - “Financial Instruments” and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Working capital

During the period ended September 30, 2022 the Company, through its subsidiary GLA, negotiated new loan agreements for working capital needs. These loans, whose characteristics are presented below, have the objective of maintaining and managing the Company's working capital.

Operation	Amount	Interest
date	(In thounsands of R$)	rate (p.a.)	Maturity
08/31/2022	70,000	CDI + 4.70%	02/29/2024
09/20/2022	40,000	18.53%	09/20/2024
Total	110,000

16.1.2.	Financing with Ex-lm Bank

During the period ended September 30, 2022, GLA also renegotiated the maturities of contracts of this type, with an impact on the interest rate, disclosed in the table above. The other conditions of this operation remain unchanged.

16.1.3.	Import financing

During the period ended September 30, 2022, the Company, through its subsidiary GLA, raised funds and renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line maintained by GLA for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

26

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

16.2.	Loans and financing – Non-current

On September 30, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without maturity date	Total
In domestic currency
Debentures	139,454	464,844	-	-	-	-	604,298
Working capital – Lines of credit	16,860	41,743	2,083	-	-	-	60,686
In foreign currency
ESN 2024	-	1,855,139	-	-	-		1,855,139
Spare engine facility	5,969	97,358	-	-	-	-	103,327
Senior notes 2025	-	-	3,492,840	-	-		3,492,840
Senior secured notes 2026	-	-	-	3,386,430	-		3,386,430
Loan facility	8,410	34,382	35,593	76,034	31,266	-	185,685
Perpetual notes	-	-	-	-	-	832,080	832,080
Total	170,693	2,493,466	3,530,516	3,462,464	31,266	832,080	10,520,485

16.3.	Fair value

The fair value of loans and financing as of September 30, 2022, is as follows:

	Book value (*)	Fair value
Debentures	1,117,005	1,138,410
ESN 2024	1,873,091	1,146,266
Senior notes 2025	3,533,840	1,727,086
Senior secured notes 2026	3,456,716	2,228,622
Perpetual bonds	849,270	413,569
Other loans and financing	559,960	559,960
Total	11,389,882	7,213,913

(*) Total net of funding costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior secured notes 2026.

After the renegotiation of the debentures during the year ended December 31, 2021, the mandatory measurement of the indicators (semiannual) provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts (semiannual) and intellectual property (annual). On June 30, 2022, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in December 2022.

27

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

17.	Leases

On September 30, 2022, the balance of leases payable includes: (i) R$27,746 relating to variable payments, not included in the measurement of liabilities, and short-term leases (R$28,440 on December 31, 2021), which fall under the exemption provided for in IFRS 16; and (ii) R$12,053,219 referring to the present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	December 31, 2021											September 30, 2022
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Clearing with deposits and other assets	Interest paid	Interest incurred	Exchange rate change	Total	Current	Non-current
Agreements in local currency
Without no purchase option	10.27%	29,456	8,552	38,008	171,084	(242)	33,742	(29,450)	-	26,843	-	-	239,985	36,311	203,674
Without purchase option	15.71%	-	-	-	1,816	-	-	(1,003)	-	258	(258)	-	813	813	-
Agreements in foreign currency
Without no purchase option	12.59%	1,999,791	8,696,745	10,696,536	1,207,504	2,558	(242,640)	(1,492,163)	(67,871)	843,476	-	(379,311)	10,568,089	2,076,868	8,491,221
Without purchase option	7.46%	-	-	-	1,285,444	-	-	(94,054)	(10,731)	43,188	(37,328)	57,813	1,244,332	111,238	1,133,094
Total	2,029,247		8,705,297	10,734,544	2,665,848	2,316	(208,898)	(1,616,670)	(78,602)	913,765	(37,586)	(321,498)	12,053,219	2,225,230	9,827,989

In the nine-month period ended September 30, 2022, the Company directly recognized in the cost from services, totaling R$15,082 related to short-term leases and variable payments, on a straight-line basis.

28

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The future payments of leases liabilities agreements are detailed as follows:

	September 30, 2022	December 31, 2021
2022	1,309,005	2,977,345
2023	2,753,539	2,370,391
2024	2,414,793	1,970,832
2025	2,108,352	1,673,635
2026	1,809,436	1,360,011
2026 onwards	7,432,239	4,610,635
Total minimum lease payments	17,827,364	14,962,849
Less total interest	(5,746,399)	(4,199,865)
Present value of minimum lease payments	12,080,965	10,762,984
Less current portion	(2,252,976)	(2,057,687)
Non-current portion	9,827,989	8,705,297

17.1.	Sale-leaseback transactions

During the nine-month period ended September 30, 2022, the Company recognized a net gain of R$133,053 from 8 sale-leaseback transactions (7 aircrafts and 1 engine), recorded in the statement of operations in the group of “Other income (expenses), net” (during the nine-month period ended September 30, 2021, the Company did not carry out sale-leaseback transactions).

18.	Suppliers

	September 30, 2022	December 31, 2021
Local currency	1,504,689	1,401,093
Foreign currency	529,832	497,877
Total	2,034,521	1,898,970

Current	1,980,367	1,820,056
Non-current	54,154	78,914

19.	Suppliers - Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. On September 30, 2022, the amount recorded under current liabilities arising from forfeiting operations was R$29,941 (R$22,733 on December 31, 2021).

20.	Taxes payable

	Septembr 30, 2022	December 31, 2021
PIS and COFINS	117,546	71,515
Installment payments	225,497	34,213
Withholding income tax on salaries	40,942	32,940
IRPJ and CSLL payable	26,443	366
Other	10,280	7,416
Total	420,708	146,450

Current	245,423	122,036
Non-current	175,285	24,414

29

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

21.	Advance ticket sales

On September 30, 2022, the balance of advance ticket sales classified in current liabilities was R$3,715,259 (R$ 2,670,469 on December 31, 2021) and is represented by 9,421,715 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 60 days (126 days on December 31, 2021).

Balances of advance ticket sales are shown net of breakage corresponding to R$358,530 on September 30, 2022 (R$226,905 on December 31, 2021).

On September 30, 2022, the Company has reimbursements to pay related to non-performed transports in the amount of R$64,150 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

22.	Mileage program

	September 30, 2022	December 31, 2021
Mileage program	2,459,742	2,097,432
Breakage	(603,758)	(480,301)
Total	1,855,984	1,617,131

Current	1,534,839	1,298,782
Non-current	321,145	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. IFRS 15 – “Revenue from Contract with Customers” provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

23.	Provisions

	Post-employment benefits	Aircraft and engine return	Legal proceedings (a)	Total
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Recognition (Reversal) of provision	5,162	103,035	201,279	309,476
Provisions used	-	(88,936)	(214,081)	(303,017)
Present value adjustment	5,985	147,762	-	153,747
Exchange rate and monetary variation	-	(87,413)	1,717	(85,696)
Balances on September 30, 2022	86,586	2,754,281	820,965	3,661,832

On September 30, 2022
Current	-	925,489	-	925,489
Non-current	86,586	1,828,792	820,965	2,736,343
Total	86,586	2,754,281	820,965	3,661,832

On December 31, 2021
Current	-	477,324	-	477,324
Non-current	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

30

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

23.1.	Provisions for post-employment benefits

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2021.

23.2.	Provision for aircraft and engine return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against property, plant and equipment, under the item "Aircraft and engine improvements".

The Company also has a provision for the return of aircraft and engines recorded against the Maintenance, materials and repairs, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for legal proceedings

On September 30, 2022, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Probable loss		Possible loss
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Civil	176,708	188,500	73,610	55,193
Labor	465,947	475,191	110,307	102,216
Tax	178,310	168,359	660,060	701,556
Total	820,965	832,050	843,977	858,965

23.3.1.	Update of relevant processes

In September 2020, a class action complaint was filed against the Company and senior management in the federal courts of New York. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. In March 2022, the New York court decided to dismiss the case. Consequently, we have not made any provisions related to this matter.

The tax proceeding referring to the goodwill GLA (arising from the acquisition of the former VRG) in the amount of R$95,325 (R$90,716 as of December 31, 2021) arising from a tax assessment notice issued due to the deductibility of goodwill allocated as future profitability, was reclassified from possible loss for remote loss of related debts, due to the favorable decision to the Company rendered by the Superior Chamber of Tax Appeals in August 2022, recognizing the deductibility of the goodwill amortization expense generated in the acquisition of the former VRG.

31

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The other relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2021 and did not have a material evolution in the period ended September 30, 2022.

23.3.2.	Active proceedings

In 2007, the Company initiated an arbitration before the International Court of Arbitration (“ICC”) against the sellers of VRG and its controlling shareholders related to the purchase price adjustment of the transaction. In January 2011, the ICC ruled in favor of GOL. The process of enforcement of the arbitration award began, before the Cayman Court, jurisdiction of one of the defendants, which ruled in May 2022 in favor of GOL, confirming that the award can be fully enforced. In the period ended September 30, 2022, an agreement was signed between the parties for the payment to GOL of US$42 million. The execution of this agreement and, consequently, the realization of the asset by the Company are subject to the fulfillment of certain conditions.

24.	Shareholders’ equity

24.1.	Capital stock

On March 14, April 06 and September 30, 2022, the Company's Board of Directors approved the capital increase in the amount of R$352, R$342 and R$591, with the issuance of 35,673, 40,513 and 165,566 preferred shares, respectively, all registered and without par value, resulting from the exercise of the stock option granted to eligible employees under the Stock Option Plan.

Within the scope of the investment agreement signed between GOL and American Airlines and considering the shareholders who exercised their preemptive rights, on May 20, 2022, the Board of Directors approved a new capital increase with the issuance of 22,230,606 preferred shares registered and without par value, totaling R$948,580 less costs incurred of R$2,235, with R$1.00 (one real) allocated to capital stock and the remainder allocated to the capital reserve.

On September 30, 2022, the Company's share capital was R$4,040,397 (R$4,039,112 on December 31, 2021), represented by 3,200,516,281 shares, with 2,863,682,710 common shares and 336,833,571 preferred shares (3,178,043,923 shares, comprised by 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on September 30, 2022 and December 31, 2021.

The Company’s shares are held as follows:

	September 30, 2022			December 31, 2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
MOBI (1) (2)	100.00%	38.93%	50.87%	100.00%	32.81%	46.69%
American Airlines Inc.	-	6.60%	5.31%	-	-	-
AirFrance – KLM	-	1.26%	1.01%	-	1.35%	1.07%
Path Brazil (2)	-	3.22%	2.59%	-	3.45%	2.74%
Others	-	1.41%	1.14%	-	1.54%	1.22%
Market	-	48.58%	39.08%	-	60.85%	48.28%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes, in 2019 MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).
32

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The authorized share capital on September 30, 2022 and December 31, 2021 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

24.2.	Treasury shares

On September 30, 2022, the Company had 1,140,970 treasury shares, totaling R$38,911 (1,217,285 shares totaling R$41,514 on December 31, 2021). On September 30, 2022, the closing market price for treasury shares was R$8.93 (R$17.03 on December 31, 2021).

25.	Results per share

The Company's loss per share was determined as follows:

	September 30, 2022			September 30, 2021
	Common shares	Preferred shares	Total	Common shares	Preferred shares	Total
Numerator
Loss for the period attributed to controlling shareholders	(360,232)	(1,432,151)	(1,792,383)	(969,011)	(3,443,204)	(4,412,215)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	324,143		2,863,683	289,513
Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	2,863,683	324,143		2,863,683	289,513

In Brazilian Real (R$)
Basic loss per share	(0.126)	(4.418)		(0.338)	(11.893)
Diluted loss per share	(0.126)	(4.418)		(0.338)	(11.893)

26.	Share-based payments

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2021, and did not change during the nine-month period ended on September 30, 2022.

The movement of the stock options outstanding for in the period ended on September 30, 2022, is as follows:

33

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

26.1.	Stock option plan - GOL

	Number of stock options	Weighted average exercise price
Outstanding options on December 31, 2021	7,432,661	12.90
Options exercised	(207,179)	4.52
Options canceled and adjustments in estimated prescribed rights	(3,014,974)	20.78
Outstanding options on September 30, 2022	4,210,508	15.53

Number of options exercisable on:
December 31, 2021	6,407,403	12.62
September 30, 2022	3,891,270	15.90

The expense recognized in the statement of operations for period corresponding to the stock option plans in the nine-month period ended September 30, 2022, was R$5,135 (R$7,642 in the nine-month period ended September 30, 2021).

26.2.	Restricted share plan - GOL

On September 30, 2022, the company transferred 75,232 treasury shares to settle the restricted stock plan. As of September 30, 2022, the Company has 1,471,018 restricted shares (1,546,250 as of December 31, 2021).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the nine-month period ended September 30, 2022, was R$8,047 (R$6,856 in the nine-month period ended September 30, 2021).

27.	Transactions with related parties

27.1.	Transportation and consulting services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, which are owned by the Company's main shareholders:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March, 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September, 2026.

These contracts were concluded under market conditions, in line with those that prevail in transactions that the Company would contract with third parties. In the nine-month period ended September 30, 2022, GLA recognized total expenses related to these services of R$2,834 (R$2,527 in the nine-month period ended September 30, 2021). On the same date, the balance payable to related companies, under “Suppliers”, was of R$1,571 (R$3,397 on December 31, 2021).

34

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

27.2.	Contracts of UATP (“Universal Air Transportation Plan”) to grant credit limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the main shareholders of the Company.

27.3.	Commercial partnership and maintenance agreement

On February, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January, 2017, the Company signed an extension of the scope for the inclusion of maintenance services. During the nine-month period ended on September 30, 2022, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$27,983 (R$81,264 in the nine-month period ended September 30, 2021). On September 30, 2022, the Company has R$86,047 in the “Suppliers” account under current liabilities (R$99,976 on December 31, 2021).

27.4.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective for 3 years, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA. In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

Grupo Comporte are owned by the Company's main shareholders.

27.5.	Commercial partnership agreement – Pagol

The Company has entered into a commercial agreement with the party related to Pagol Participações Societárias Ltda (“Pagol”), through which it will publish the financial products offered by Pagol to its customers, suppliers and employees, with the possibility of receiving a commission income, which will be negotiated between the parties according to the mix of products offered. This Agreement has a term of 10 years and its implementation depends on previous conditions in the contract.

35

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Under the commercial agreement, during the period ended September 30, 2022, the Company entered into an agreement for the Intermediation of Credit Assignment Operations, which allows the Company's suppliers to anticipate their receivables with Pagol. As of September 30, 2022, the amount recorded in current liabilities (Suppliers - Drawn Risk) arising from these operations was R$2,319.

The company indicated above is owned by the Company's main shareholders.

27.6.	Compensation of key management personnel

	September 30, 2022	September 30, 2021
Salaries, wages and benefits (*)	27,767	39,657
Related taxes and charges	10,839	9,740
Share-based compensation	14,073	16,335
Total	52,679	65,732

(*) Includes compensation for members of the Management and audit committee.

28.	Revenue

	September 30, 2022	September 30, 2021
Passenger transportation (*)	10,094,130	4,208,146
Cargo transportation	342,172	257,829
Mileage program	389,840	246,418
Other revenue	42,482	26,404
Related tax	(396,511)	(227,747)
Revenue	10,472,113	4,511,050

(*) Of the total amount, the total of R$142,652 for the nine-month period ended on September 30, 2022, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$156,753 for the nine-month period ended September 30, 2021).

Revenue by geographical location is as follows:

	September 30, 2022%		September 30, 2021%
Domestic	9,353,417	89.3%	4,381,025	97.1%
International	1,118,696	10.7%	130,025	2.9%
Net revenue	10,472,113	100%	4,511,050	100%

36

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

29.	Financial results

	September 30, 2022	September 30, 2021
Financial income
Interest on financial investments	64,226	22,286
Others (a)	46,273	6,712
Financial income	110,499	28,998

Financial expenses
Interest and costs on loans and financing	(818,614)	(642,857)
Interest on leases	(913,765)	(655,667)
Interest on the provision for aircraft return	(147,762)	(53,975)
Commissions, bank charges and interest on other operations (c)	(388,606)	(131,010)
Others	(183,271)	(77,978)
Financial expenses	(2,452,018)	(1,561,487)

Derivative financial instruments
Conversion right and derivatives - ESN (b)	39,901	183,953
Other derivative financial instruments	(34,806)	(753)
Derivative financial instruments	5,095	183,200

Monetary and foreign exchange rate variation, net	642,787	(1,100,268)

Total	(1,693,637)	(2,449,557)
(a)	For the nine-month period ended on September 30, 2022, the amount of R$14,441, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$14,149 for the nine-month period ended September 30, 2021).
(b)	See Note 31.2 (ESN and Capped call).
(c)	The increase in these expenses in the period is substantially linked to interest on prepayment of receivables in line with sales growth.

30.	Commitments

30.1.	Aircraft purchase commitment

On September 30, 2022, the Company had 92 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders in the current period considers an estimate of contractual discounts, and corresponds to around R$20,901,178 (R$21,947,804 on December 31, 2021) corresponding to US$3,865,864 on September 30, 2022 (US$3,932,946 on December 31, 2021) and are segregated as follows:

	September 30, 2022	December 31, 2021
2022	239,365	2,805,899
2023	4,275,066	3,384,587
2024	5,881,353	6,101,396
2025	6,986,725	6,428,138
2026	3,518,669	3,227,784
Total	20,901,178	21,947,804

Of the total commitments presented above, the Company should disburse the amount of R$7,207,047 (corresponding to US$1,333,009 on September 30, 2022) as advances for aircraft acquisition, according to the financial flow below:

37

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

	September 30, 2022	December 31, 2021
2022	187,400	248,109
2023	1,475,276	1,174,768
2024	2,002,183	2,145,764
2025	2,361,003	2,279,227
2026	1,181,185	1,141,513
Total	7,207,047	6,989,381

30.2.	Fuel purchase commitment

The Company has a commitment to purchase aircraft fuel at a fixed price in the future for use in its operations. As of September 30, 2022, the purchase commitments total R$1,135,735 until 2023.

31.	Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2021. Since then, there have been no changes.

31.1.	Accounting classifications of financial instruments

The accounting classifications of the Company’s financial instruments on September 30, 2022 and December 31, 2021 are as follows:

	Measured at fair value through profit or loss		Amortized cost
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Assets
Cash and bank deposits	140,155	116,123	-	-
Cash equivalents	9,018	370,135	-	-
Financial investments	438,484	373,689	-	-
Trade receivables	-	-	951,337	850,683
Derivative assets	43,681	114,060	-	-
Deposits (a)	-	-	1,578,323	1,373,109
Other credits and amounts	-	-	217,294	189,017

Liabilities
Loans and financing (b)	22,751	162,568	11,367,131	11,737,462
Leases	-	-	12,080,965	10,762,984
Suppliers	-	-	2,034,521	1,898,970
Suppliers - factoring	-	-	29,941	22,733
Derivative liabilities	482	-	-	-
Other liabilities	-	-	770,417	1,023,700

(a)	Excludes court deposits, as described in Note 10.
(b)	The amounts on September 30, 2022 and December 31, 2021, classified as measured at fair value through profit or loss, are related to the derivative contracted through Exchange Senior Notes.

38

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

In the nine-month period ended September 30, 2022, there was no change in the classification between categories of the financial instruments.

31.2.	Derivative and non-derivative financial instruments

The Company's derivative financial instruments were recognized as follows in the balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (losses) recognized in income (expenses)	-	(350)	1,324	(97,762)	139,817	-	43,029
Gains recognized in equity valuation adjustment	(30,945)	-	-	-	-	-	(30,945)
Payments during the period	57,290	-	(418)	-	-	-	56,872
Derivatives assets (liabilities) on September 30, 2022	33,235	(350)	906	9,408	(22,751)	-	20,448
Derivative assets – Current	22,075	-	906	-	-	-	22,981
Derivative assets – Non-current	11,160	132	-	9,408	-	-	20,700
Derivative liabilities – Current	-	(482)	-	-	-	-	(482)
Loans and financing	-	-	-	-	(22,751)	-	(22,751)

Changes in the adjustment of equity valuation
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair value adjustments during the period	(30,945)	-	-	-	-		(30,945)
Adjustments of hedge accounting of revenue	-	-	-	-	-	80,247	80,247
Net reversal to income (expenses)	36,806	4,834	-	-	-	73,487	115,127
Balances on September 30, 2022	(3,367)	(291,995)	-	-	-	(459,010)	(754,372)

Effects on income (expenses)	(36,806)	(5,184)	1,324	(97,762)	139,817	(153,734)	(152,345)
Revenue	-	-	-	-	-	(78,360)	(78,360)
Aircraft fuel	(5,860)	-	-	-	-	-	(5,860)
financial results	(30,946)	(5,184)	1,324	(88,520)	128,421	-	5,095
Monetary and foreign exchange rate variation, net	-	-	-	(9,242)	11,396	(75,374)	(73,220)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per IFRS 9 – “Financial Instruments”.

On September 30, 2022, the Company adopts cash flow hedge for the interest rate (mainly the Libor interest rates), and for aeronautical fuel protection and future revenue in U.S. Dollars.

Cash flow hedges are scheduled for realization and, therefore, reclassification to expense according to the following periods:

	2022	2023	2024	2025	2026	2026 onwards	Total
Fuel	(3,367)	-	-	-	-	-	(3,367)
Interest rate	(1,858)	(21,093)	(34,691)	(36,464)	(36,264)	(161,625)	(291,995)
Revenue hedge	(45,160)	(227,568)	(186,282)	-	-	-	(459,010)
Total	(50,385)	(248,661)	(220,973)	(36,464)	(36,264)	(161,625)	(754,372)

31.3.	Market risks

31.3.1. Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company uses different instruments to hedge its exposure to the fuel price.

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on September 30, 2022 at US$79.49:

39

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	59.62	(139,496)
Decline in prices/barrel (-10%)	71.54	(71,702)
Increase in prices/barrel (+10%)	87.44	97,183
Increase in prices/barrel (+25%)	99.36	297,078

31.3.2. Interest rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On September 30, 2022, the Company and its subsidiaries have open interest derivative agreements.

On September 30, 2022, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on September 30, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	13.65%	3.07%
Exposure amount (probable scenario) (b)	(931,659)	(2,304,309)
Remote favorable scenario (-25%)	41,372	17,657
Possible favorable scenario (-10%)	16,549	7,063
Possible adverse scenario (+10%)	(16,549)	(7,063)
Remote adverse scenario (+25%)	(41,372)	(17,657)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of September 30, 2022.

31.3.3. Exchange rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

40

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	September 30, 2022	December 31, 2021
Assets
Cash, cash equivalents and financial investments	233,808	153,040
Trade receivables	270,176	171,473
Deposits	1,578,323	1,373,109
Derivative assets	43,681	114,060
Total Assets	2,125,988	1,811,682

Liabilities
Loans and financing	(10,144,135)	(10,677,266)
Leases	(11,827,503)	(10,724,976)
Suppliers	(529,832)	(497,877)
Provisions	(2,754,281)	(2,679,833)
Derivative liabilities	(482)	-
Total Liabilities	(25,256,233)	(24,579,952)

Exchange rate exposure liabilities	(23,130,245)	(22,768,270)

Commitments not recorded in the statements of financial position
Future obligations resulting from firm aircraft orders	(20,901,178)	(21,947,804)
Total	(20,901,178)	(21,947,804)

Total exchange rate exposure R$	(44,031,423)	(44,716,074)
Total exchange rate exposure - US$	(8,144,013)	(8,012,915)
Exchange rate (R$/US$)	5.4066	5.5805

As of September 30, 2022, the Company adopted the closing exchange rate of R$5.4066/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of September 30, 2022:

	Exchange rate	Effect on income (expenses)
Net liabilities exposed to the risk of appreciation of the U.S. dollar	5.4066	(23,130,245)
Dollar depreciation (-25%)	4.0550	5,782,561
Dollar depreciation (-10%)	4.8659	2,313,025
Dollar appreciation (+10%)	5.9473	(2,313,025)
Dollar appreciation (+25%)	6.7583	(5,782,561)

31.3.4. Capped call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

31.4.	Credit risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents, and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

41

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

31.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on September 30, 2022 and December 31, 2021 are as follows:

	Less than 6 months	6 to 12 months	1 to 5 years	More than 5 years	Total
Loans and financing	523,213	346,184	9,688,405	832,080	11,389,882
Leases	1,428,716	824,260	5,246,108	4,581,881	12,080,965
Suppliers	1,980,367	-	54,154	-	2,034,521
Suppliers – factoring	29,941	-	-	-	29,941
Derivative liabilities	318	164	-	-	482
Other liabilities	365,730	-	404,687	-	770,417
On September 30, 2022	4,328,285	1,170,608	15,393,354	5,413,961	26,306,208

Loans and financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers – factoring	22,733	-	-	-	22,733
Others	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

31.6.	Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that considers suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net indebtedness, including short and long-term loans and financing and leases. The following table shows the financial leverage:

42

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

	September 30, 2022	December 31, 2021
Total loans and financing	11,389,882	11,900,030
Total leases	12,080,965	10,762,984
(-) Cash and cash equivalentes	(149,173)	(486,258)
(-) Financial investments	(438,484)	(373,689)
Net indebtedness	22,883,190	21,803,067

32.	Non-cash transactions

	September 30, 2022	September 30, 2021
Provision for aircraft return (Property, plant and equipment / Provisions)	36,453	27,024
Capital increase with issuance of shares to non-controlling shareholders	-	606,839
Amortization of debt with Restricted cash (Restricted cash / Loans and financing)	-	198,270
Guarantee Deposits (Deposits / Leases Payable)	13,611	41,973
Maintenance Reserve (Deposits / Property, Plant & Equipment)	-	744,450
Right of Use of Flight Equipment (Property, Plant & Equipment / Leases Payable)	-	1,200,866
Right of Use non-aeronautical assets (Property, Plant & Equipment / Leases Payable)	172,900	-
Result on the sale of treasury shares	-	279
Transfer of treasury shares	2,566	19,834
Financial Lease Agreement Renegotiation (Property, Plant & Equipment / Leases Payable)	108,698	255,334
Write-off of lease agreements (other income/ leases payable)	2,558	-
Sale-leaseback (Property, plant and equipment / Leases)	2,492,948	-
Unrealized Income (Expenses) of Derivatives (Derivative Rights/Equity Valuation Adjustment)	164,529	402,639

43

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

33.	Liabilities from financing activities

The changes in the liabilities of the Company’s financing activities are shown below for the nine-month periods ended September 30, 2022, and 2021:

		September,30,2022
					Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Transfer of treasury shares	Payment with issuance of shares	Property, plant and equipment acquisition through new agreements	Leases write-off and compensation with other assets	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Share-based paymets	Closing balance
Loans and financing	11,900,030	(158,960)	(699,851)	-	-	-	-	(341,530)	818,614	(128,421)	-	11,389,882
Leases	10,762,984	(1,616,670)	(37,586)	-	-	2,456,950	(76,286)	(321,498)	913,765	-	-	12,081,659
Capital stock	4,039,112	694	-	-	591	-	-	-	-	-	-	4,040,397
Advances for future capital increase	3	588	-	-	(591)	-	-	-	-	-	-	-
Treasury shares	(41,514)	37	-	2,566	-	-	-	-	-	-	-	(38,911)
Capital reserves	208,711	946,345	-	(2,566)	-	-	-	-			13,182	1,165,672

	September 30, 2021
				Non-cash transactions				Adjustment to profit
	Opening balance	Net cash generated by (used in) financing activities	Net cash used in operating activities	Property, plant and equipment acquisition through new agreements and contractual amendment	Transaction with non-controlling shareholders and sale/transfer of treasury shares	Amortization with related assets	Distribution of interim dividends	Exchange rate changes, net	Provision for interest and cost amortization	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	9,976,966	1,600,097	(585,199)	-	-	(198,270)	-	466,315	706,977	(168,199)	11,798,687
Leases	7,584,192	(923,889)	21,884	1,456,200	-	(41,973)	-	347,713	655,667	-	9,099,794
Dividends and interest on shareholders’ equity to pay (1)	23,139	(260,131)	-	-	-	-	236,992	-	-	-	-
Share capital	3,009,436	423,061	-	-	608,927	-	-	-	-	-	4,041,424
Shares to be issued	1,180	920	-	-	(2,088)	-	-	-	-	-	12
Treasury shares	(62,215)	588	-	-	20,113	-	-	-	-	-	(41,514)
Capital reserves	207,246	(744,450)	15,125	-	724,337	-	-	-	-	-	202,258

(1) The amount is recorded in the Other liabilities group, in current liabilities.

44

Notes to the unaudited interim condensed consolidated financial information statements September 30, 2022 (In thousands of Reais - R$, except when otherwise indicated)

34.	Subsequent events

34.1.	Aircraft purchase agreement amendment

As of September 30, 2022, GOL had 92 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 67 were for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan provides for the return of approximately of 25 operational aircraft by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

In October 2022, GOL added 18 new Boeing 737-MAX aircraft to its order with Boeing, comprised of six 737-MAX 8 and 12 737-MAX 10 aircraft.

45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer